Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated December 11, 2023
Supplementing the Preliminary Prospectus Supplement, dated December 11, 2023
Registration No. 333-274956
333-274956-01

$700,000,000
OneMain Finance Corporation
7.875% Senior Notes due 2030

This pricing supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the preliminary prospectus supplement dated December 11, 2023 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

$700,000,000 7.875% Senior Notes due 2030

Issuer:	OneMain Finance Corporation (the “Issuer”)
Guarantor:	OneMain Holdings Inc. (the “Guarantor”)
Aggregate Principal Amount:	$700,000,000
Title of Securities:	7.875% Senior Notes due 2030 (the “notes”)
Maturity Date:	March 15, 2030
Offering Price:	99.413%, plus accrued interest from December 13, 2023
Coupon:	7.875%
Yield:	8.000%
Spread:	+371 basis points

Benchmark Treasury:	3.625% UST due March 31, 2030
Gross Proceeds to Issuer:	$695,891,000
Net Proceeds to Issuer After Gross Spread:	$688,891,000
Gross Spread:	1.000%
Distribution:	SEC Registered
CUSIP and ISIN Numbers:	CUSIP: 682691 AE0
ISIN: US682691AE03
Denominations:	$2,000 and integral multiples of $1,000
Interest Payment Dates:	March 15 and September 15
First Interest Payment Date:	March 15, 2024
Record Dates:	March 1 and September 1
Optional Redemption:	Except as set forth in the next two succeeding paragraphs, the notes are not subject to redemption prior to the Stated Maturity, and there is no sinking fund for the notes.

On and after December 15, 2026, the Issuer may redeem, at its option, all or, from time to time, part of the notes, upon not less than 30 nor more than 60 days’ prior notice (with a copy to the Series Trustee), at the applicable redemption price set forth below (expressed as a percentage of the principal amount of notes to be redeemed), plus accrued and unpaid interest on the notes, if any, to, but excluding, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning on December 15 of each of the years indicated below:

Year	Percentage
2026	103.938%
2027	101.969%
2028 and thereafter	100.000%

In addition, prior to December 15, 2026, the Issuer may redeem, at its option, all or, from time to time, part of the notes, upon not less than 30 nor more than 60 days’ prior notice (with a copy to the Series Trustee) at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest on the notes, if any, to, but excluding, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to any note on any date of redemption, the greater of (a) 1.0% of the principal amount of the note; and (b) the excess, if any, as determined by the Issuer, of (1) the present value at such redemption date of (x) the redemption price of the note at December 15, 2026 (such redemption price being set forth in the table above), plus (y) all required interest payments due on the note through December 15, 2026 (excluding accrued but unpaid interest to the date of redemption), discounted to the date of redemption on a semi-annual basis using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points; over (2) the principal amount of the note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 15, 2026; provided, however, that if the period from the redemption date to December 15, 2026 of such notes is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Joint Book-Running Managers:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citizens JMP Securities, LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
NatWest Markets Securities Inc.
RBC Capital Markets, LLC
Regions Securities LLC
SMBC Nikko Securities America, Inc.
SG Americas Securities, LLC
TD Securities (USA) LLC
Truist Securities, Inc.
Wells Fargo Securities, LLC
Trade Date:	December 11, 2023
Settlement Date:	December 13, 2023 (T+2).
Ratings*:	Ba2 (Moody’s) / BB (S&P) / BB+ (Kroll)

*
A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

Changes from Preliminary Prospectus Supplement

The Preliminary Prospectus Supplement is hereby updated to reflect the following changes:

The total size of the offering has increased from $400.0 million to $700.0 million. The additional proceeds from the offering will be used for general corporate purposes, which may include debt repurchases and repayments.

As a result of the change in offering size, all information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus and related Preliminary Prospectus Supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. at (800) 831-9146 or HSBC Securities (USA) Inc. at (866) 811-8049.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.